UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-08520
333-163762-21
333-141708-06

TERRA INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

Terra Centre

600 Fourth Street, P.O. Box 6000

Sioux City, Iowa

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

Guarantee of Terra Capital, Inc. 7.75% Senior Notes due 2019

Guarantee of Terra Capital, Inc. 7% Senior Notes due 2017

(Title of each class of securities covered by this Form)

None*

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Shares, without par value	1
7.75% Senior Notes due 2019	0
7% Senior Notes due 2017	3

* The registrant has registered under the Securities Act of 1933 guarantees of debt securities of CF Industries, Inc., including CF Industries, Inc.’s 6.875% Senior Notes due 2018 and 7.125% Senior Notes due 2020, but is exempt from the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 pursuant to Rule 12h-5 thereunder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Terra Industries Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TERRA INDUSTRIES INC.

Date:	May 17, 2010	By:	/s/ Stephen R. Wilson
		Name:	Stephen R. Wilson
		Title:	President